[redacted]

13013006

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
405

*AB 3/4

UN

SECURITIES AND [illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affinity Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

73 Mountain View Boulevard
(No. and Street)

Basking Ridge (City) NJ (State) 07920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ellen Alboum, Financial and Operations Principal (908)860-3821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath, LLP
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address), Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renee Vanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affinity Investment Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DANIEL VONSCHAUMBERG
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 18, 2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFINITY INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

AFFINITY INVESTMENT SERVICES, LLC
Basking Ridge, New Jersey

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 3

NOTES TO STATEMENT OF FINANCIAL CONDITION 4

INDEPENDENT AUDITOR'S REPORT

Board of Managers
Affinity Investment Services, LLC
Basking Ridge, New Jersey

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Affinity Investment Services, LLC ("the Company"), a wholly owned subsidiary of Affinity Financial Services, LLC, as of December 31, 2012, that are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Affinity Investment Services, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 21, 2013

AFFINITY INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 707,287
Receivables	23,909
Deposit with clearing agent	25,000
Equipment, net	6,057
Prepaid expenses	45,360
	$ 807,613
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 285,296
Member's equity	522,317
	$ 807,613

See accompanying notes to statement of financial condition.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Affinity Investment Services, LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Affinity Financial Services, LLC (the "Parent") which is a wholly owned subsidiary of Affinity Federal Credit Union (the "Credit Union"). The Company was established primarily to provide brokerage services for members of the Credit Union

The Company received approval for membership to operate as a registered broker-dealer on February 7, 2001.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers, and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

On July 23, 2012, the Company's Board of Managers approved a plan where the Company will transition its existing customer accounts and registered personnel of the Company to INVEST Financial Corporation ("INVEST"). The Credit Union signed an agreement with INVEST Financial Corporation ("INVEST"), to transfer the existing customer accounts and registered personnel of the Company to INVEST on January 16, 2013 and subsequently to begin offering a full line of investment and insurance products and services to Credit Union members. Approval for the transition of services to INVEST was received from FINRA on January 16, 2013. On January 17, 2013, the Company filed their broker dealer withdrawal form to de-register as a broker dealer and, upon acceptance by the Securities and Exchange Commission of the broker dealer withdrawal, all of the assets and liabilities of the Company will be transferred to the Credit Union.

A summary of the Company's significant accounting policies follows:

Significant Accounting Policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB establishes accounting principles generally accepted in the United States of America (GAAP) that are followed to ensure consistent reporting of the financial condition, results of operations, and cash flows of the Company.

Cash and Cash Equivalents: Cash and cash equivalents include deposits with high-credit quality financial institutions, including the Credit Union and other highly liquid investments that are readily convertible into cash. Amounts due from these financial institutions may, at times, exceed federally insured limits.

Revenue Recognition: The Company receives commission income in accordance with the terms of an agreement with their clearing broker-dealer. Commission income and related expenses are recognized on a settlement date basis. The effect on net income of recognition of commissions on a trade versus settlement date basis is not material.

Depreciation: Depreciation of equipment is provided for by the straight-line method over the estimated useful lives of the related assets which range from one to five years.

(Continued)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its member to be taxed at the member level. The Credit Union is a federally-chartered credit union, and it and its subsidiaries, including the Company, are not subject to federal or state income taxes. The Company is not subject to examination by federal or state income tax authorities for years before 2006.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions.

Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The aforementioned financial statements have been prepared from the separate records maintained by the Company. The financial condition and the results of operations as presented in these financial statements may not necessarily be indicative of the condition that would have existed or the results of operations that would have been achieved had the subsidiary been operated as an unaffiliated company. Portions of certain expenses incurred by the Parent and Credit Union have been allocated to the Company.

NOTE 2 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company has an agreement with a clearing broker-dealer to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker-dealer.

NOTE 3 – EQUIPMENT, NET

Equipment consists of the following:

Furniture and equipment	$ 102,596
Less accumulated depreciation	(96,539)
	$ 6,057

(Continued)

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including the cost of office space and management support.

At December 31, 2012, the Company had cash balances with the Credit Union of $125,673.

At December 31, 2012, the Company had amounts payable to the Credit Union of $116,225.

At December 31, 2012, the Company had receivable from two subsidiaries of the Credit Union totaling $3,500.

NOTE 5 – OFF-BALANCE SHEET RISK AND CONCENTRATION CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $446,991 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 0.64 to 1.

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Managing Committee
Affinity Investment Services, LLC
Basking Ridge, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Affinity Investment Services, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2012, with respective cash disbursement records entries noting no differences;
2. Compared the total revenue amounts reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2012, to the amounts reported in Form SIPC-7, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2012, with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2012, and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2012, on which it was originally computed noting the overpayment of $985.22 was appropriately applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP
Crowe Horwath LLP

Livingston, New Jersey
February 21, 2013